Wowjoint Holdings Limited Announces Name Change from China Fundamental Acquisition Corporation; New Trading Symbols WJHCF, WJHWF and WJHUF

For Immediate Release

BEIJING, CHINA – April 9, 2010 – Wowjoint Holdings Limited (“Wowjoint,” or the “Company”) (OTC Bulletin Board: WJHCF WJHWF WJHUF, formerly OTC Bulletin Board: CFQCF, CFQWF, CFQUF) today announced that it has changed its name from China Fundamental Acquisition Corporation to Wowjoint Holdings Limited and that new trading symbols have been assigned to the Company. As of the opening of business on April 9, 2010, Wowjoint has the following new trading symbols: WJHCF for the Company’s common shares, WJHWF for its warrants and WJHUF for its units, all traded on the OTC Bulletin Board.

The purpose of the name change is to better reflect the Company’s position as a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint provides end-to-end solutions in various engineering applications involving the lifting, carrying and transporting of large-scale and heavy precast concrete beams, and other heavy goods. The Company's main product lines include launching gantries, tyre trolleys, special carriers, marine hoists and special purpose equipment. Wowjoint's equipment and machinery are designed to overcome specific construction obstacles by meeting its customers' stringent engineering requirements wherever Wowjoint products are deployed regardless of terrain, soil and climate conditions.

“Rapid growth in infrastructure construction and continued expansion of the Chinese economy supported by a $250 billion stimulus package for transportation infrastructure should lead to significant long-term growth opportunities for Wowjoint,” stated Mr. Yabin Liu, Chief Executive Officer of Wowjoint. “Our revenues have grown from $2.0 million in 2005 to $45.0 million in 2009 as we have grown our market share both domestically and abroad. Wowjoint recently won its first major contract in the United States, marking our entrance into the large US infrastructure construction market. Our new corporate name reinforces our strong position in this industry as we leverage our proprietary products, operational experience and industry relationships to meet growing market demand and drive strong future operating and financial performance."

About Wowjoint Holdings Limited:
Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge construction. Wowjoint's main products lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers.  Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com ..

Forward Looking Statements
This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

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For additional information contact:

Wowjoint Holdings Limited
Amy Kong, Senior Vice President of Capital Markets
Tel:   1-347-416-2705
Email: ak@email.wowjoint.com

OR

HC International, Inc.
Scott Powell, Vice President
Tel: +1-917-721-9480
Email: spowell@hcinternational.net